FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION STATEMENT NO. 333-207740

RESOURCE APARTMENT REIT III, INC.

SUPPLEMENT NO. 6 DATED MARCH 15, 2019

TO THE PROSPECTUS DATED NOVEMBER 29, 2018

This document supplements, and should be read in conjunction with, the prospectus of Resource Apartment REIT III, Inc. dated November 29, 2018, as supplemented by Supplement No. 5 dated February 28, 2019. As used herein, the terms “we,” “our” and “us” refer to Resource Apartment REIT III, Inc. and, as required by context, Resource Apartment OP III, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose upcoming changes in selling prices.

Upcoming Changes in Selling Prices

We expect to announce an updated estimated NAV per share, as established by our board of directors, on March 22, 2019. In connection with establishing an updated estimated NAV per share, our board of directors will approve updated selling prices for new purchases of common stock in this offering. These updated selling prices will be effective March 25, 2019, the first business day immediately following the announcement of our estimated NAV per share. Subscriptions received in good order on or before March 22, 2019 will be processed at the currently effective offering prices and subscriptions received after such date will be processed at the updated offering prices announced on March 22, 2019, in each case subject to discounts that may be available for some categories of investors.

The updated selling prices of shares of common stock to be sold in this offering will be determined by adding certain offering costs to the estimated value of our assets less the estimated value of our liabilities, divided by the number of shares outstanding, all as of December 31, 2018. As such, the selling price of our shares will not be a statement of our net asset value per share as the updated selling prices also will take into consideration the costs and expenses associated with raising capital in this offering. Moreover, the valuation methodologies used to establish the NAV component of our updated offering price will be based upon a number of estimates and assumptions that may not be accurate or complete. Our board of directors may adjust the selling prices of our shares during the course of this offering.

In accordance with our distribution reinvestment plan, participants in the distribution reinvestment plan acquire shares of common stock under the plan at a price equal to the estimated NAV per share of our common stock. Commencing on the next distribution reinvestment plan purchase date, which is on March 29, 2019, participants will acquire shares of our common stock under the plan at a price equal to our updated NAV.

As provided under the distribution reinvestment plan, for a participant to terminate participation effective for a particular distribution, we must receive notice of termination from the participant at least ten business days prior to the last day of the month to which the distribution relates. Notwithstanding the ten business day termination notice requirement under the distribution reinvestment plan, if a participant wishes to terminate participation in the distribution reinvestment plan for the March 2019 purchase date, participants must notify us of such decision and we must receive the notice by the close of business on March 26, 2019, which is two business days following our expected announcement of an updated estimated value per share.

Upon our announcement of an estimated NAV per share, the redemption prices under our share redemption program will be adjusted consistent with the terms of the plan, as disclosed in our prospectus as supplemented.